

April 5, 2012

VIA E-Mail
Mr. Pedro J. Lasanta
Chief Financial Officer
Pharma-Bio Serv, Inc.
Pharma-Bio Serv Building, # 6 Road 696
Dorado, Puerto Rico 00646

> **Re: Pharma-Bio Serv, Inc.**
> **Form 10-K for the year ended October 31, 2011**
> **Filed on January 30, 2012**
> **File No. 000-50956**

Dear Mr. Pedro J. Lasanta:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2011

Organization, page F-7

1.   We note Pharma-IR is a majority owned Irish corporation.   Please tell us the ownership structure of this subsidiary and clarify how you considered the guidance in paragraphs 810-10-45-15 to 21 in determining how to account and present the non-controlling interest in Pharma-IR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3295 if you have any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant